

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004962

February 14, 2005

Eileen Casal
Vice President and General Counsel
Teradyne, Inc.
321 Harrison Avenue
Boston, MA 02118

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2005

Re: Teradyne, Inc.
Incoming letter dated January 27, 2005

Dear Ms. Casal:

This is in response to your letter dated January 27, 2005 concerning the shareholder proposal submitted to Teradyne by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated February 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Kenneth Colombo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314


PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

97210

321 Harrison Avenue, Boston, MA 02118 | p: 617.422.2700 | www.teradyne.com



Because Technology Never Stops

January 27, 2005

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: **Teradyne, Inc. - Shareholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund**

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that it is the intention of Teradyne, Inc. ("Teradyne" or the "Company") to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "Proxy Materials") a shareholder proposal (the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proposal, which the Proponent delivered via facsimile dated December 20, 2004, is attached hereto as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if Teradyne omits the proposal from its Proxy Materials for the reasons set forth below.

As more fully set forth below, we believe that the issuance of, and the Company's intended compliance with, Financial Accounting Standards Board Statement No. 123, (revised 2004), *Share-Based Payment* ("FAS 123(R)") results in the Company's substantial implementation of the Proposal within the meaning of Rule 14a-8(i)(10).

The Proposal

The proposal states, "Resolved: That the stockholders of Teradyne, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

Reasons for Exclusion

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company Has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) provides that a company may exclude a proposal if the company has "already substantially implemented the proposal." The exclusion is designed to avoid stockholders having to consider a matter that has already been favorably acted upon by management of the company. *See* Securities Exchange Act Release No. 12598 (July 7, 1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented. *See* Securities Exchange Act Release No. 34-20091 (Aug. 16, 1983). In addition, the Division of Corporation Finance has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Gap, Inc.* (Mar. 18, 2001) and *Kmart Corp.* (Feb. 23, 2000).

On December 16, 2004, the Financial Accounting Standards Board published FAS 123(R), which requires the expensing of employee equity-based compensation. FAS 123(R)'s requirement to expense options is precisely the objective of the Proposal.

Teradyne will adopt FAS 123(R), as required, which will result in Teradyne expensing in its annual income statement the costs of all future stock options issued by it. This expensing of stock options will be reflected in Teradyne's financial statements beginning in the quarter ended September 30, 2005, as per FAS 123(R)'s requirements to apply the statement as of the first interim or annual reporting period that begins after June 15, 2005. As a practical matter, it would not be feasible for Teradyne to implement the Proposal any earlier than the requirement of FAS 123(R). Teradyne's annual meeting of shareholders is scheduled for late May. Should the Proposal be approved, any implementation of the Proposal by Teradyne prior to the time frame outlined in FAS 123(R) would require discussion and approval after the annual meeting by our Board of Directors. Thus, implementation for any period prior to the quarter ending September 30, 2005 would not be practicable.

Conclusion

Accordingly, based on the foregoing, the Company believes that we may properly omit the Proposal under Rule 14a-8(i)(10), and we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded. As required in Rule 14a-8(j) under the Exchange Act, we have enclosed six (6) copies of this letter and its attachment. Also, we are mailing a copy of this letter and its attachment on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the Proxy Materials. As provided in Rule 14a-8(j), this letter is being submitted to the Securities and Exchange Commission (the "Commission") no less than eighty (80) calendar days before the Company files its definitive Proxy Materials with the Commission. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company only by facsimile. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (617) 422-2700 (phone) or (617) 422-2910 (facsimile).

Sincerely,



Eileen Casal
Vice President and General Counsel

cc: Laurie A. Cerveny, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, Mass. 02110

BUSDOCS/1394854.2

Exhibit A

Stock Option Expensing Proposal

Resolved: That the stockholders of Teradyne, Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Supporting Statement: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. (Financial Accounting Standards Board Statement 123). Many companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. We believe that the lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

"The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom - examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings.
>
> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings.
>
> Without blushing, almost all CEOs have told their shareholders that options are cost-free...
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Bear Stearns reported that more than 483 companies are expensing stock options or have indicated their intention to do so. 113 of these companies are S&P 500 companies, representing 41% of the index based on market capitalization. (Bear Stearns Equity Research, February 12, 2004, "Companies that currently expense or intend to expense using the fair value method.")

This Fund and other Building Trades' union pension funds have sponsored numerous expensing proposals over the past two proxy seasons. Majority votes in support of the proposals were recorded at over fifty companies, including Georgia-Pacific, Thermo Electron, Apple Computer, Intel, IBM, Novell, PeopleSoft and Kohl's. We urge your support for this important reform.

BUSDOCS/1394854.2

SHEET METAL WORKERS' NATIONAL PENSION FUND



February 7, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Teradyne, Inc.'s Request for No-Action Advice Concerning the Sheet Metal Workers' National Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Sheet Metal Workers' National Pension Fund (the "Fund") hereby submits this letter in reply to Teradyne, Inc. ("Teradyne" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal if the company has already substantially implemented the proposal. The Company contends that, as a result of the Financial Accounting Standards Board (FASB) releasing FASB Statement No. 123 (revised 2004), *Share-Based Payment* ("FASB Statement 123(R)") on December 16, 2004, the Company will be required to begin expensing stock options as of the first interim or annual reporting period that begins after June 15, 2005.

Rule 14a-8(i)(10) does not permit the omission of shareholder proposals that will be implemented – or substantially implemented – at some future date. The cases cited by the Company in its request for concurrence from the staff of the Division of Corporation Finance ("Staff") merely support the proposition that substantial implementation – not future implementation -- may justify omission of a proposal. The burden of persuasion is on the Company to show that it has substantially implemented the Proposal, and it has

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

failed to meet its burden. Stating – or implying – that it is going to begin expensing options later this year if required to do so by FASB is quite different from proving that it has substantially implemented the Proposal.

The Securities and Exchange Commission or Congressional Action May Delay or Stop Implementation of FASB Statement 123(R)'s Stock Option Expensing Requirement

The issue of stock option expensing has attracted a tremendous amount of attention from investors, issuers, legislators, accounting standards experts, regulators, and the media for over a decade. Until FASB's December 16, 2004 release of Statement 123 (R), the efforts of those opposed to stock option expensing had been successful. The failure of those efforts to stop FASB's issuance of Statement 123 (R) has not ended those efforts. The Company's Request for No-Action Relief makes no mention of the efforts of hundreds of politicians, corporations, trade associations, and lobbyists that have in recent months endeavored to block a FASB expensing rule, nor does it note that those efforts are continuing and may very well succeed. The new goal of those opposed to an expensing rule is to block the effective date of Statement 123 (R)'s option expensing requirement through legislative or regulatory relief. Evidence of a coming legislative fight is clear:

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *The Washington Post*, Dec. 17, 2004. "Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June. . . The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups. . .") (copy attached)

- "FASB Orders Options Counted as Expenses; Lobbyists Look to Head Off Plan," *Washington Post,* Dec. 17, 2004. Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months. Despite FASB's action, 'that still leaves wide open both Congress and the SEC,' Peck said in an interview.

- "Options to count as expenses; Tech sector blasts change in rules," *Chicago Tribune,* Dec. 17, 2004. "But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them. On Thursday, they vowed to continue the fight in Washington. 'FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one,' Palafoutas said, promising to 'aggressively lobby' Congress to overturn the proposal. . . . Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s." (copy attached). (We note that Mr. Palafoutas is the senior vice-president of AeA, a technology trade association leading the fight against option expensing.)

- "Reid May Lead on Stock Options," (National Journal), (copy attached).
- Pelosi Statement on FASB Stock Options Decision – Thursday December 16, 2004, (copy attached).

It would be the worst possible result for the Company to be allowed to omit the Proposal on Rule 14a-8(i)(10) substantial implementation grounds on the basis of an accounting rule with a future expensing obligation, when the rule and the expensing obligation may be blocked or delayed well into the future. The SEC has ruled that shareholders should be allowed to vote on option expensing shareholder proposals (*National Semiconductor* date), and the possibility that the Company may be required to begin expensing stock options in the future does not justify denying shareholders an opportunity to vote on this important issue.

In conclusion, we would note that the Company has the ability to resolve this matter by stating with no qualifications that it is going to begin expensing stock options regardless of the outcome of efforts to block FASB Statement 123 (R) from going into effect. In other words, the Company could implement the Proposal. It chooses not to do so and thus is not entitled to relief under Rule 14a-8(i)(10). We respectfully submit that the Company has failed to satisfy its burden of persuasion and that the Staff should not concur with the Company's view that the Proposal is excludable pursuant to Rule 14a-8(i)(10).

Sincerely,



Kenneth Colombo
Corporate Governance Advisor

washingtonpost.com

FASB Orders Options Counted as Expenses

Lobbyists Look to Head Off Plan

By Carrie Johnson
Washington Post Staff Writer
Friday, December 17, 2004; Page E01

Accounting standards setters yesterday issued a long-awaited plan requiring companies to treat stock options as expenses on their books, even as lobbyists vowed to derail the initiative before it takes effect in June.

After two years of effort, the Financial Accounting Standards Board published a controversial 27-page standard that will cut reported profits at technology companies and other businesses that make heavy use of stock options as a compensation tool. Options give employees the right to buy stock at a set price within a specific time frame. Currently they are reflected as footnotes to financial statements but do not appear on the income statement itself.

The plan "will provide investors and other users of financial statements with complete and unbiased financial information," FASB Chairman Robert H. Herz said in an afternoon conference call with reporters.

Board member G. Michael Crooch added that recognizing the cost of stock options will help investors evaluate the "relevance, reliability and comparability" of financial data across companies.

Large public companies will be required to begin expensing options in financial statements beginning June 15, 2005. Smaller companies will be required to comply beginning Dec. 15, 2005.

About 750 publicly traded companies in the United States already voluntarily expense options, according to a report by Bear, Stearns & Co. A similar plan released for non-U.S. companies by international standards setters will take effect next month.

The FASB move follows a decade of bitter disputes with lobbyists for technology companies. The standards setters backed away from an earlier proposal a decade ago under intense pressure from industry groups, whose members argue there is no reliable way to determine the value of options.

Jeff Peck, the chief lobbyist for the International Employee Stock Options Coalition, which opposes expensing options, said he would continue to press ahead with a plan to kill or delay the FASB rule over the next six months.

Despite FASB's action, "that still leaves wide open both Congress and the SEC," Peck said in an interview.

The House of Representatives voted 312 to 111 last summer to require further study of options expensing. But a similar measure bogged down in the Senate, despite letters of support from more than four dozen senators from both political parties.

Longtime proponents of options expensing on Capitol Hill cheered the board's move yesterday and urged their colleagues not to tamper with the work of the independent accounting board.

"It is critically important to keep U.S. accounting rules out of politics, which means allowing the experts at FASB to do their work," Sen. Carl M. Levin (D-Mich.) said in a prepared statement.

Sen. Peter Fitzgerald (R-Ill.) said that only three years after scandals at Enron Corp., WorldCom Inc. and other companies, Congress "should be trying to ensure that corporate earnings reports are more, not less, reliable."

But opponents of the plan, including venture capitalists and electronics trade associations, said it was "badly flawed" and cited other new financial reporting requirements as a reason for even more delay.

Donald T. Nicolaisen, the SEC's chief accountant, said in a prepared statement that debate on the issue so far has been "open, rigorous, and appropriate." He said that companies should focus their energy on implementing the plan and that the SEC is "preparing to provide appropriate guidance" to help companies comply with the standard.

Options to count as expenses ; Tech sector blasts change in rules; [Chicago Final Edition]

Andrew Countryman, Tribune staff reporter Bloomberg News contributed to this report. **Chicago Tribune.** Chicago, Ill.: Dec 17, 2004. pg. 1

Abstract (Document Summary)

"FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one," [John Palafoutas] said, promising to "aggressively lobby" Congress to overturn the proposal.

Full Text (794 words)

Stock options, which made millionaires of countless corporate executives in the go-go '90s, are about to get more expensive for thousands of companies.

Despite vehement opposition from tech-sector lobbyists, members of the Financial Accounting Standards Board on Thursday gave final approval to rules requiring major companies to deduct the cost of options from their bottom line starting in June.

The board put the wheels in motion for the decision more than 18 months ago, backed by shareholder advocates and such luminaries as Federal Reserve Chairman Alan Greenspan and billionaire investor Warren Buffett. Options give the holder the right to buy stocks at a certain price at a future date. If the price goes up, the holder exercises the option and pockets the difference.

That, proponents of the rule say, makes them a form of compensation that must be treated as an expense.

"Recognizing the cost of share-based payments in the financial statements improves the relevance, reliability and comparability of that financial information," said accounting board member Michael Crooch.

But leaders of the tech sector, which relies heavily on options, complained bitterly that expensing options would stifle innovation, that options are worthless if the stock price goes down and that there's no way to accurately value them.

On Thursday, they vowed to continue the fight in Washington.

John Palafoutas, senior vice president of domestic policy for leading high-tech trade association AeA, called the plan "fundamentally flawed" and said the accounting board "is continuing to disregard the legitimate concerns of the high-tech industry."

"FASB still does not have an accurate method for valuing employee stock options and has shown no interest in finding one," Palafoutas said, promising to "aggressively lobby" Congress to overturn the proposal.

Although the group urged the Securities and Exchange Commission to intervene, the SEC's chief accountant, Donald Nicolaisen, called the rule an "important improvement" that "will result in more comparable information in financial statements provided to investors."

Congress has shown interest in the issue, turning back an attempt to expense options in the mid-'90s.

This summer, the House passed a measure that would limit options expensing to the chief executive and the next four highest-paid officers at major firms. The measure, however, died in the Senate.

Out of the footnotes

Companies already are required to disclose the expense of options annually as a footnote to financial statements, but experts said putting them in the actual income statement is another matter.

"Then I'm shouting," said DePaul University accounting professor Kevin Stevens. "If I put it in the footnotes, I'm whispering."

In anticipation of the rules, and sometimes in the name of good corporate governance, roughly 750 companies voluntarily expense options or have announced plans to, the accounting board said.

Among the earliest were Boeing Co. and the former Bank One Corp., which has since been acquired by J.P. Morgan Chase & Co.

"There are still a lot of companies that have been in denial," said Paula Todd, a compensation consultant with Towers Perrin Inc. in Stamford, Conn. "So many companies aren't ready to adopt expensing. It will be a scramble."

If the rule already were in effect, it would have trimmed 2003 profits for companies in the benchmark Standard & Poor's 500 index by 8 percent, according to a Bear Stearns Cos. study.

Stevens said giant companies are unlikely to feel much effect, but smaller, earlier-stage tech companies could be hard-hit, and their shares could feel the pain.

"I think that will affect stock prices," he said. "I know it shouldn't, but I think it will."

Impact on pay diminishes

Because the rule change was widely anticipated, stock options have begun to lose some of their currency as a form of compensation.

A study released Wednesday by Lincolnshire-based Hewitt Associates, for example, found that options make up less than a third of total compensation for senior executives at Fortune 100 companies, down from nearly half just two years ago.

In addition, fewer managerial employees are receiving options, which opponents of expensing warned would be a consequence of such a rule.

A key issue is how to calculate the value of the options.

The accounting board did not dictate a particular method, and many have complained that the traditional Black-Scholes model has serious flaws.

Deloitte & Touche stock option valuation specialist Bernard Pump said more companies are looking at so-called lattice-based methods, which supporters say provide more nuance and flexibility, and better reflect real-world behavior.

"While the FASB has not suggested a particular method is better ... it's clear they believe the lattice-based models will give a more accurate" picture of options' value, Pump said.

Regardless, Stevens said, options clearly have some value.

"Can we value them exactly? No," he said.

"We understand the measurement problems," Pump said, "but the answer can't be zero."

Subjects: Business expenses, High tech industries, Stock options
Companies: FASB (Sic:813920), Financial Accounting Standards Board (Sic:813920)
Document types: News
Section: *Business*
ISSN/ISBN: 10856706
Text Word Count 794
Document URL:


TECH CENTRAL STATION
WHERE FREE MARKETS MEET TECHNOLOGY
Hosted by James K. Glassman

Reid May Lead on Stock Options

Font Size:

By John Berlau

Published 12/15/2004

In the discussion of winners and losers from Election 2004, one organization that may have suffered a big blow has been overlooked. This is the Financial Accounting Standards Board (FASB), the private group chosen by accountants and financial executives that has power over the U.S. accounting standards.

FASB has a rule now scheduled to go into effect in June to force companies to estimate the value of stock options and expense those options against their reported earnings. But despite the concern that this will hurt the effort for emerging firms to offer broad-based stock options to employees, FASB has refused to even consider the economic effects, saying that this is outside the group's mandate. And since the Securities and Exchange Commission's practice is to defer to FASB in setting accounting standards that public companies must comply with -- using the rationale that accounting professionals are the experts -- the expensing rule will likely have the force of law. This leaves Congress as the only body that can stop this mandate that could deliver a devastating hit to new companies with the potential to be the next Microsoft or Home Depot.

Last July, the House of Representatives passed 312-111 the Stock Options Accounting Reform Act to push back FASB's ruling. But the measure became stalled in the Senate, due to the efforts of lawmakers such as Richard Shelby, R-Ala., and Carl Levin, D-Mich, who argue that Congress should defer to FASB since it is the accounting expert.

But there is a new dynamic in the senate due to the defeat of South Dakota Sen. Tom Daschle and the elevation of Nevada's Harry Reid to Daschle's title of Senate Democratic Leader. It just so happens that while Reid is a dyed-in-the-wool liberal on nearly every issue, he sees eye-to-eye with those who say that stock options are a key to America's entrepreneurial system.

"FASB's proposed rule would hurt small business and investors and do nothing to ensure our nation's accounting standards," Reid said in a statement reported in the Las Vegas Review-Journal. Reid is an original co-sponsor of the Senate companion bill to stop FASB's forced expensing.

In this and other statements, Reid has shown a good understanding of the twin flaws of the FASB fiat: FASB's expensing standard would result in both hits to economic growth and innovation *and* less accuracy for shareholders. As Princeton economists William Baumol and Burton Malkiel have noted, "[I]t is virtually impossible to put a precise estimate on the option's value." This is because a stock option when it is issued to a worker is worth little or nothing. Unlike other options that are freely tradable, a stock option will only have value if the company grows and produces good returns for shareholders. So expensing the issuance of stock options against current earnings could mislead shareholders by holding earnings artificially low. The dilution of shares that options could cause in the future is not fixed by pretending that they cause a hit to earnings in the present. The potential dilution is already transparent to shareholders in a company's reports, and depressing earnings through questionable accounting devices is just as deceptive as artificially pumping them up.

Reid is also correct in pointing out who would really by hurt by mandatory expensing. While sold as a way to reduce excesses at the top and Enron-like shenanigans, expensing would do little reduce executive compensation. Executives are in high demand, and companies will always find some way to compensate them. What mandated expensing will likely do is crush broad-based stock options in entrepreneurial firms. The businesses whose earnings would suffer the most from expensing's artificial hit would be the small companies that, like Microsoft and Home Depot did in their early days, rely on options to attract and retain a broad base of talented employees. This would hurt the very middle-class workers Democrats claim to champion. Cashiers who accepted options in the early days of Home Depot are now millionaires.

Expensing advocates will no doubt point out that, yes, Home Depot and Microsoft, as well as some other tech companies, have recently decided to expense stock options. But now these companies are big enough that they can afford to expense without taking that large a hit in their earnings. What public policy should be focused on is opportunities for employees and shareholders of the *next* Microsoft and Home Depot to prosper with the companies. With Reid leading the Senate Democrats, it is all the more likely that, at least in this policy area, there will be bipartisan support for the entrepreneurial culture that makes America so unique.

And his elevation from Whip to Democratic Leader, is similar to "going from cabinet secretary to president," says John Palafoutas, senior vice president for domestic policy at the American Electronics Association, which organized recent "fly-ins" of tech entrepreneurs to Washington, DC to register their opposition to the expensing standard.

As Senate Minority Whip, Reid had influence over the Democrats. But as Minority Leader, he can, like Daschle, set the agenda. And given his strong beliefs on the subject, opponents of expensing such as Palafoutas speculate that stopping FASB will definitely be part of Reid's agenda.

Promoting employee ownership is a proud Democratic Party tradition. The late Louisiana Sen. Russell Long championed tax changes that encouraged employee stock ownership plans (ESOPs) as a way of giving workers a piece of the rock. Democrats and Republicans who value employee ownership cannot allow FASB to harm another innovation that gives workers a stake in their businesses. With Reid at the Senate Democrats' helm, this could be a new era of bipartisanship in accounting reform.

John Berlau is the Warren T. Brookes Journalism Fellow at the Competitive Enterprise Institute.

Pelosi Statement on FASB Stock Options Decision


print

e-mail

link


Website

WASHINGTON, Dec. 16 /PRNewswire/ -- House Democratic Leader Nancy Pelosi released the following statement today on the Financial Accounting Standards Board's final standard for expensing of stock options:

"The Financial Accounting Standards Board's decision to ignore the growing consensus that its proposed standard will not work is regrettable.

"The Board had every opportunity to do the right thing - to take seriously the thousands of comments it received from the public and from Members of Congress and to test the different valuation proposals to see which method comes closest to an accurate value. Instead, the Board adopted its own pre-conceived expensing standard without change, punting the real work to the Securities and Exchange Commission.

"Last month, Senate Democratic Leader Harry Reid and I wrote to President Bush asking him to urge the SEC to take action. The SEC should pull together a group of experts to conduct more research and test various valuation methods to find a method that is accurate and reliable. It is crucial that the SEC spend the time it needs and do the research required to get the right answer. Broad-based stock options have played a key role in the growth of our economy and remain a critical tool for attracting the skilled talent that is so vital to our prosperity at home and our competitiveness abroad.

"Congress must continue to play a central role in ensuring these objectives are met, whether through oversight, legislation, or both. We cannot fail America's rank and file workers, who bear the brunt of options cutbacks, or our small businesses and entrepreneurs, or the investing public."

SOURCE Office of House Democratic Leader Nancy Pelosi
*Web Site: **http://democraticleader.house.gov***

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Teradyne, Inc.
Incoming letter dated January 27, 2005

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Teradyne may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Teradyne omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor